Deloitte
Touche
Tohmatsu

Acesita S.A.

Interim Financial Statements Together with Report of Special Review

June 30, 2002

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu
Rua Alexandre Dumas, 1.981
04717-906 - São Paulo - SP
Brasil

Telefone : (11) 5185-2444
Fac-símile: (11) 5181-2911
www.deloitte.com.br

Deloitte
Touche
Tohmatsu

REPORT OF SPECIAL REVIEW

(Translation of the report originally issued in Portuguese -
See Note 14 to the interim financial statements)

To the Board of Directors of
Acesita S.A.
Belo Horizonte - MG

1. We have performed a special review of the quarterly information of ACESITA S.A. (a Brazilian corporation), comprising the balance sheet as of June 30, 2002, the statements of operations for the quarter and semester then ended, the management report on the Company's performance and relevant information.

2. The financial statements of Companhia Siderúrgica de Tubarão - CST as of June 30, 2002 are reflected in the financial statements of the Company under the equity method of accounting. The investment in this subsidiary represents 15.37% of total assets as of June 30, 2002 and the equity pick-up represents 13.1% and 11.3%, of the net loss for the quarter and semester then ended, respectively. The financial statements of Companhia Siderúrgica de Tubarão - CST were reviewed by other auditors and our report, insofar as it relates to the amounts included for Companhia Siderúrgica Tubarão - CST, is based solely on the report of these other auditors.

3. We conducted our review in accordance with specific standards established by IBRACON - Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas as to the principal practices adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial statements and operations of the Company.

4. Based on our special review and on the report of the other auditors on Companhia Siderúrgica de Tubarão - CST, we are not aware of any material modification that should be made to the quarterly information referred to above for it to be in conformity with accounting practices emanating from Brazilian corporate law and presented in accordance with standards established by the Brazilian Securities Commission - CVM, specifically applicable to the preparation of quarterly information.

5. The balance sheet as of March 31, 2002, and the statement of income for the quarter and semester ended on June 30, 2001, presented for comparative purposes, were reviewed by other auditors, which reports, dated May 8, 2002 and August 3, 2001, respectively, were issued without qualification, however presenting the same reference in relation to the special review made by other auditors, according to the comment described in paragraph (2) above.

Belo Horizonte, Brazil
August 12, 2002

Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

PAULO MANUCHAKIAN
Partner

ACESITA S.A.

BALANCE SHEETS AS OF JUNE 30, 2002 AND MARCH 31, 2002

(In thousands of Brazilian reals)
(Translation of the original in Portuguese)

(Unaudited)

ASSETS	June 30, 2002	March 31, 2002
CURRENT ASSETS:		
Cash and cash equivalents	153,032	133,579
Accounts receivable	123,468	103,561
Inventories	265,470	244,827
Recoverable taxes	34,599	29,090
Other	25,645	14,233
	602,214	525,290
NONCURRENT ASSETS:		
Receivables from affiliated companies	105,174	80,469
Recoverable taxes	301,799	305,440
Escrow deposits	173,275	144,457
Restructuring assets	24,493	24,520
Swap - Margin account receivable	82,931	-
Other	59,524	58,724
	747,196	613,610
PERMANENT ASSETS:		
Investments	723,756	748,727
Property, plant and equipment	1,893,477	1,903,324
	2,617,233	2,652,051
	3,966,643	3,790,951

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A.

BALANCE SHEETS AS OF JUNE 30, 2002 AND MARCH 31, 2002

(In thousands of Brazilian reals)
(Translation of the original in Portuguese)

(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2002	March 31, 2002
CURRENT LIABILITIES:		
Loans	1,160,969	753,686
Debentures	201,959	212,343
Suppliers	234,092	300,498
Payroll and related charges	25,115	20,396
Accrued taxes	8,620	11,017
Payables to affiliated companies	16,650	13,150
Other	53,487	54,344
	1,700,892	1,365,434
LONG-TERM LIABILITIES:		
Loans	795,997	768,891
Debentures	49,941	61,914
Payables to affiliates	5,663	-
Foreign suppliers	-	7,101
Deferred taxes	245,897	249,138
Income and other taxes in litigation	168,040	148,852
Reserve for contingencies	23,943	28,625
Other	63,077	53,938
	1,352,558	1,318,459
SHAREHOLDERS' EQUITY:		
Capital	901,921	901,921
Capital reserve	3,948	3,948
Treasury shares	(3,937)	(3,937)
Revaluation reserves	654,983	665,125
Accumulated deficit	(643,722)	(459,999)
	913,193	1,107,058
	3,966,643	3,790,951

The accompanying notes are an integral part of these balance sheets.

ACESITA S.A.

STATEMENTS OF OPERATIONS FOR THE QUARTER AND SEMESTER ENDED JUNE 30, 2002 AND 2001

(In thousands of Brazilian reals, except per share data)
(Translated from the original in Portuguese)

(Unaudited)

	Quarter		Semester	
	2002	2001	2002	2001
GROSS SALES OF PRODUCTS AND SERVICES:				
Domestic and export	430,336	371,553	794,065	735,925
Taxes, deductions and discounts	(63,620)	(59,238)	(125,339)	(118,041)
Net sales	366,716	312,315	668,726	617,884
COST OF SALES AND SERVICES	(284,934)	(230,427)	(535,485)	(469,897)
Gross profit	81,782	81,888	133,241	147,987
OPERATING EXPENSES:				
Selling	(17,524)	(14,772)	(31,074)	(27,398)
General and administrative	(17,269)	(16,430)	(34,546)	(32,746)
Income before financial items and equity in subsidiaries and affiliates	46,989	50,686	67,621	87,843
FINANCIAL ITEMS:				
Financial expenses	(76,634)	(127,994)	(135,247)	(144,223)
Financial income	1,584	25,019	13,974	45,264
Monetary variations, net	(121,533)	(8,132)	(138,715)	(121,867)
	(196,583)	(111,107)	(259,988)	(220,826)
EQUITY IN SUBSIDIARIES AND AFFILIATES	(38,170)	352	(40,894)	(19,663)
Loss from operations	(187,764)	(60,069)	(233,261)	(152,646)
NONOPERATING (EXPENSE) INCOME, NET	(6,101)	873	(5,320)	(4,414)
Loss before taxes on income	(193,865)	(59,196)	(238,581)	(157,060)
INCOME AND SOCIAL CONTRIBUTION TAXES	-	46,240	-	46,039
Net loss	(193,865)	(12,956)	(238,581)	(111,021)
Outstanding shares at end of period - thousands	742,939,864	742,939,864	742,939,864	742,939,864
Loss per thousand shares (R$)	(0.26)	(0.02)	(0.32)	(0.15)

The accompanying notes are an integral part of these statements.

1. OPERATIONS

Acesita S.A. is a Brazilian publicly held company; its main activities are the production and sale of special steel, agribusiness, mining and provision of technical services related to these activities.

The Company's principal manufacturing facility is located in Timóteo, State of Minas Gerais, Brazil, with annual production capacity of 840,000 tons of steel. The Company also has investments in subsidiaries with businesses related to its own activities.

On June 30, 2002 the principal subsidiaries and their activities are:

- Acesita Serviços, Comércio, Indústria e Participações Ltda. - (100.00% owned) - steel distribution and processing to third parties and subsequent sale to end consumers, under the name "Amorim", as well as equity participation in other companies, as follows:
  - Acesita Energética Ltda. - (100.00% owned) - reforestation and production of charcoal;
  - Inoxtubos S.A. - (43.85% owned - 50.00% of voting capital) - production and sale of steel tubes with stitching and special alloys;
  - Acesita Argentina S.A. - (30.00% owned) - trade office in Argentina;
  - A. P. Participações S.A. - (100.00% owned) - investment company;
- Companhia Siderúrgica de Tubarão - CST - (0.94% directly owned) - production and sale of non-flat steel and iron products and other related products;
- Aços Planos do Sul S.A. (50.10% directly owned) - equity participation in:
  - Companhia Siderúrgica de Tubarão - CST - (37.29% owned - 43.91% of voting capital);
- Acesita International Ltd. - (100.00% directly owned) - foreign trade office;
- Acesita Centros de Serviços Ltda. - (100.00% directly owned) - sales, import-export agent and provision of services related to final cutting and finishing of steel products in general;
- Aços Villares S.A. - (direct participationg 4.41%, 0.33% of the ordinary capital - on March 31, 2002 1.74% owned - 0.33% of voting capital) - production and sale of non-flat steel and iron and other related products, and 100.00% ownership in Villares Metals S.A..

On June 30, 2002, the Company has an unfavorable capital structure, with an excess of current liabilities in relation to current assets. This situation is due to the effects of some external factors (North American recession, reduction of lines of credit for Brazilian companies, etc.) and internal factors (temporary use of short term resources to meet strategic investments until the release of specific loans for this purpose by the Banco Nacional de Desenvolvimento - BNDES, settlement of relevant installments of financing of imports, the upcoming of the maturity date of debentures, etc.).

In this sense, management has been taking action aiming at reestablishing the financial equilibrium, among others, the negotiation for lengthening the short-term maturities. Achieving this financial equilibrium depends mainly on the support of the majority shareholders, the release of the resources from BNDES previously mentioned, forecasted for the second semester of 2002, and the expectation of the renewal of external lines of credit for imports and exports. Additionally, from the operational point of view, a greater cash generation by the Company is expected, considering the redirection of the production and sales of products with greater added value, the finalization of the learning curve process about new equipment and a significant increase in the export volume.

The effects of the actions taken, already noted in July, along with the current negotiations, contribute to an optimistic perspective of the outcome of the process of strengthening of the capital structure of the Company.

2. PRESENTATION OF FINANCIAL STATEMENTS

The quarterly financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law and Brazilian Securities Commission - CVM instructions. The principal accounting practices, methods and criteria followed by the Company in the preparation of these quarterly financial statements are consistent with those applied in the financial statements as of and for the year ended December 31, 2001.

(a) Derivatives (Swaps)

Derivatives, represented by swaps of exchange variation plus fixed interest rates for Interbank Deposit Certificate (CDI) rates variation, are reflected in these financial statements at their margin account amount, on the accrual basis of accounting.

3. ACCOUNTS RECEIVABLE

	Thousands of Brazilian reals	
	6/30/02	3/31/02
Domestic customers	100,000	95,502
Foreign customers	30,058	15,217
Allowance for doubtful accounts- domestic/foreign customers	(6,590)	(7,158)
Total	123,468	103,561

4. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAX CREDITS

The deferred income and social contribution tax credit balances are as follows:

	Thousand of Brazilian reals			
	6/30/02			3/31/02
	Income tax	Social contribution tax	Total	Total
Income tax and social contribution tax loss carryforwards	1,353,022	1,473,545		
Temporary differences	497,129	405,689		
	1,850,151	1,879,234		
Tax rates	25%	8%		
Total deferred income and social contribution tax credits	462,537	150,339	612,876	563,557
Deferred income and social contribution tax credits not recognized	(275,594)	(91,385)	(366,979)	(314,419)
Deferred income and social contribution tax credits recognized as assets	186,943	58,954	245,897	249,138

The principal temporary differences refer to unamortized goodwill of subsidiaries, asset reversals and accruals to be deducted from tax computations when settled. The deferred income and social contribution taxes not recognized refer, basically, to nonoperating income tax and social contribution tax loss carryforwards, and nonoperating temporary differences.

The Company recognized deferred income and social contribution tax credits amounting to R$245,897 thousand (R$249,138 thousand as of March 31, 2002), considering the existence of deferred income and social contribution tax liability related to the revaluation reserve on PP&E and amortization of negative goodwill on acquisition of Companhia Siderúrgica de Tubarão - CST, which ensures their realization.

The reconciliation of income and social contribution taxes in the statement of operations, for the quarter and semester ended on June 30, 2002, comprising the nominal and effective rates, is as follows:

	Thousands of Brazilian Reals			
	Quarter 2002		Semester 2002	
	IRPJ - 25%	CSLL - 9%	IRPJ - 25%	CSLL - 9%
Income and social contribution taxes effects on-				
Loss before income and social contribution taxes	48,466	17,447	59,645	21,472
Permanent additions-				
Equity in subsidiaries, net of provisions	(9,543)	(3,507)	(10,224)	(3,825)
Realization of revaluation reserve	(2,607)	(939)	(4,671)	(1,682)
Other	(222)	(58)	(1,252)	(110)
Deferred income and social contribution taxes recognized during the 2nd quarter	36,094	12,943	43,498	15,855
Deferred income and social contribution taxes not recognized	(36,094)	(12,943)	(43,498)	(15,855)
Effective credit (expense) for the period	-	-	-	-

5. INVESTMENTS

(a) Summary of changes for the quarter ended June 30, 2002:

	Thousand of Brazilian reals					
	Aços Planos do Sul S.A.	Cia. Siderúrgica de Tubarão - CST	Acesita Serviços Com. Ind. e Part. Ltda.	Acesita Centros de Serviços Ltda.	Other	Total
Balances at the beginning of the quarter	598,716	22,931	124,204	-	2,876	748,727
Prior period adjustment	-	-	-	(1,663)	-	(1,663)
Acquisition	-	-	-	-	3,000	3,000
Equity pick-up	(24,741)	(1,377)	(4,524)	(1,696)	-	(32,338)
Amortization of negative goodwill	-	804	-	-	-	804
Reversal of reserve	-	-	-	-	(640)	(640)
Advances for future capital increase	-	-	-	5,866	-	5,866
Balances at the end of the quarter	573,975	22,358	119,680	2,507	5,236	723,756

The Company amortizes the negative goodwill on the investment in Companhia Siderúrgica de Tubarão - CST over 10 years, based on the economic substance which gave rise to it.

The subsidiary Companhia Siderúrgica de Tubarão - CST performed a revaluation of property, plant and equipment in March 1999, and the respective increase in assets, amounting to R$161,256 thousand as of June 30, 2002 (R$164,411 as of March 31, 2002), is reflected in its shareholders' equity as Revaluation reserve - Subsidiaries/affiliates. The effect on the equity pick-up, recorded in statement of operations, represented by the depreciation of the revalued amount, is a net charge of R$3,154 thousand (R$3,042 thousand as of March 31, 2002).

The subsidiary Acesita International Ltd. presents negative net worth of R$40,322 thousand on June 30, 2002 (R$33,686 thousand on March 31, 2002) and this amount is classified in long-term liabilities, as other. The result on the equity pick-up in the second quarter 2002 was a negative amount of R$6.636 mil (R$1,662 mil in the first quarter 2002). This was essencially represented by financial effects.

As of June 30, 2002, the Company sold the total of the Coinvest shares (Companhia de Investimentos Interlagos, former Industrias Villares S.A). As part of the negotiation, it received shares from Aços Villares S.A. changing its participation in the capital of that Company from 1.74% to 4.41% (representing 0.33% of ordinary capital). This transaction did not generate effect in the quarter and semester ended on June 30, 2002. This investment is carried at cost.

The market value per thousand preferred shares of Companhia Siderúrgica de Tubarão - CST, as of June 30, 2002, based on the last trade, was R$28.99 (R$24.80 as of March 31, 2002) and of Aços Villares S.A was R$24.00. The other companies do not have shares traded on the stock exchange.

(b) Principal balances and transactions with related parties are as follows:

	Thousands of Brazilian reals					
	Assets			Liabilities		
	Receivables from affiliates	Other	Total	Payables to affiliates	Other	Total
Arcelor Group- mainly foreign suppliers	-	100	100	-	121,266	121,266
Acesita Serviços, Comércio, Indústria e Participações Ltda.	158	25,141	25,299	-	4	4
Acesita International Ltd.	95,187	-	95,187	5,663	46,908	52,571
Acesita Energética Ltda.	4,513	-	4,513	11,904	129	12,033
Acesita Centros de Serviços Ltda.	5,316	6,412	11,728	4,746	514	5,260
Inoxtubos S.A.	-	1,970	1,970	-	-	-
Aços Villares S.A.	-	42,862	42,862	-	-	-
Companhia Siderúrgica Tubarão - CST	-	-	-	-	40	40
Aços Planos do Sul S.A.	-	55	55	-	-	-
Total - 6/30/2002	105,174	76,540	181,714	22,313	168,861	191,174
Total - 3/31/2002	80,469	164,462	244,931	13,150	208,910	222,060

The transactions with the related parties during the quarter and semester ended on June 30, 2002, were as follows:

	Thousands of Brazilian reals			
	Results of operations			
	2nd quarter - 2002		1st semester - 2002	
	Revenue / Income	Expenses	Revenue / Income	Expenses
Arcelor Group	63,001	3,569	86,922	38,282
Acesita Serviços, Comércio, Indústria e Participações Ltda.	23,603	7	50,249	7
Acesita International Ltd.	12,633	(1,864)	20,792	2,368
Companhia Siderúrgica Tubarão - CST	316	-	817	-
Inoxtubos S.A.	9,329	-	19,770	-
Aços Villares S.A.	2,372	-	3,590	-
Acesita Centros de Serviços Ltda	21	4	22	9
Others	276	92	-	157
2nd quarter - 2002	111,551	1,808	182,162	40,823
2nd quarter - 2001	26,360	11,272	61,465	23,443

On June 30, 2002, the Company provided guarantees on behalf of affiliated companies amounting to R$278,046 thousand (R$260,205 thousand as of March 31, 2002).

6. PROPERTY, PLANT AND EQUIPMENT

	Thousands of Brazilian reals		
	6/30/02	3/31/02	Estimated useful lives (years)
In use-			
Land	6,710	6,710	-
Buildings and installations	441,590	438,544	05 to 50
Industrial equipment and distribution systems	2,073,492	2,053,212	05 to 40
Vehicles, furniture and fixtures, and tools	31,384	30,981	05 to 10
Other	58,458	57,451	Various
	2,611,634	2,586,898	
Accumulated depreciation and depletion	(760,659)	(734,298)	
Advances to suppliers	35,882	29,808	
Construction in progress	6,206	15,569	
Imports in transit	414	5,347	
Total	1,893,477	1,903,324	

On June 30, 2002, the Revaluation Reserve balance, recorded in Property, Plant and Equipment, amounts to R$736,920 thousand (R$747,349 as of March 31, 2002). The depreciation of the revalued balance affected negatively the second quarter results by R$10,429 thousand and the semester results by R$18,685 thousand.

As of June 30, 2002, the Company had R$394,789 thousand (R$400,237 as of March 31, 2002) of land, buildings and equipment pledged as collateral.

7. LOANS

	Annual interest and fees - (%)		Thousands of Brazilian reals	
	6/30/02	3/31/02	6/30/02	3/31/02
Foreign currency-				
Advances on exchange contract and prepayment	3.8% to 7.5%	3.8% to 9.3%	650,181	479,818
Securitization of receivables	5.6% to 9.3%	7.3% to 9.3%	385,769	337,310
Raw materials and replacement parts	2.2% to 6.6%	2.9% to 9.5%	157,325	164,857
Fixed assets	3.4% to 9.1%	3.3% to 7.5%	151,458	62,303
Eurobonds	11.13%	11.13%	199,536	28,025
Working capital and other	3.0% to 12.7%	3.9% to 12.4%	302,668	322,539
			1,846,937	1,394,852
Local currency-				
Fixed assets	9.3% to 11.8%	9.3% to 11.8%	5,293	7,454
Working capital and other	8.5% to 18.0%	3.0% to 8.5%	104,736	120,271
			110,029	127,725
			1,956,966	1,522,577
Less - Current portion			(1,160,969)	(753,686)
Long-term portion			795,997	768,891

Loans in foreign currency are mostly denominated in US$ dollars.

Eurobonds- The financing through issuance of Eurobonds matures in October 2004, and had an earlier redemption option in October 2001. About 54% of bondholders, amounting to US$80,685 thousand, equivalent to R$224,224 thousand, exercised their put option, settled on October 15, 2001, at a 0.75% discount. The Eurobond contract provides the acceleration of maturity in case of not compliance with certain covenants and conditions. Thus, in the quarter ended March 31, 2002, because it was negotiating financial operation, aiming at replacing certain covenants of the Eurobonds contract with the exemption from holding a Shareholders Meeting, the Company set aside cash in the amount of R$139.175 thousand in order to meet the guarantee deposit, deducing this same amount from the balance of the Eurobonds. With the option by the Trustee in calling a Shareholders Meeting, the deposit in guarantee previously mentioned was no longer required.

In this sense, the Company obtained the support from an International financial institution in the process of calling a Shareholders Meeting, aiming at deliberating the proposals of changes of the covenants. On June 30, 2002, because this operation was in its initial phase and, considering the difficulty in evaluating the amount to be used for the accomplishment of its purposes, the Company, conservatively, chose to present the total balance of Eurobonuses due on that same date as current liability.

Securitization of Receivables- In August 2000, the Company performed receivables securitization transactions by means of issuance of certificates, in the original amount of R$273,060 thousand equivalent to US$150 million, payable in 48 months, with a grace period of one year and annual rates of 9.3%, including collateral interest. Accordingly, the Company's exports, except to Mercosul customers and other qualified customers, are made through its specific-purpose subsidiary located abroad, Stainless Overseas. Portions of these receivables ensure monthly payments. In the event the Company does not export a volume sufficient to settle these installments, the Arcelor Group will be responsible for carrying out supplementary trading operations until the required volume is reached. In the second quarter and semester ended June 30, 2002, the exports through Stainless Overseas amounted to R$97,710 thousand and R$141,110 thousand, respectively, of which R$62,956 and R$86,853 thousand, respectively, were made with Arcelor Group companies. As of June 30, 2002, the balance payable on this transaction is R$338,401 thousand (R$299,407 thousand as of March 31, 2002), and is recorded under Securitization of Receivables.

The other loans are subject to monetary restatement or exchange variation based on official indexes or rates, and are partially collaterized by equipment.

On June 30, 2002, temporary cash investments earmarked exclusively for loan payments, in the amount of R$7,388 thousand (R$6,035 as of March 31, 2002) were deposited in a restricted bank account, classified as a reduction of the related debt.

The long-term portion matures as follows:

	Thousands of Brazilian reals	
Year	6/30/02	3/31/02
2003	255,968	288,609
2004	300,169	289,478
2005	136,576	109,103
After 2005	103,284	81,701
	795,997	768,891

8. DEBENTURES

	Thousands of Brazilian reals	
	6/30/02	3/31/02
August 31, 1998 Issue	75,192	89,312
December 15, 1999 Issue	176,708	184,945
	251,900	274,257
Less - Current portion	(201,959)	(212,343)
Long-term portion	49,941	61,914

9. RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties in certain labor, tax, civil and other lawsuits and administrative proceedings arising in the ordinary course of business, before a number of courts and governmental agencies. In addition, a reorganization reserve was established in order to cover costs related to a reduction in personnel.

Management, based on information provided by outside legal counsel, analysis of pending lawsuits and, regarding labor suits, based on prior experience in connection with claimed amounts, recognized a reserve for contingencies in amounts considered sufficient to cover possible losses on pending litigation, as follows:

	Thousands of Brazilian reals	
	6/30/02	3/31/02
Tax litigation-		
Social contribution tax	1,886	1,792
ICMS (State VAT)	3,669	3,468
	5,555	5,260
Labor claims for work-related accidents and social security claims	11,714	10,318
Reorganization	1,690	7,022
Other	4,984	6,025
Total	23,943	28,625

The Company is a defendant in other claims, principally related to social security contributions, estimated in R$34,250 thousand (R$30,250 thousand as of March 31,2002). Based on its legal counsel's opinion that the outcome of the suits is difficult to be foreseen, Management did not recognize a related reserve.

As of June 30, 2002, finished products inventories amounting to approximately R$56,070 thousand (R$60,606 thousand as of March 31, 2002) were pledged as collateral for the administrative and judicial lawsuits in progress.

10. SHAREHOLDERS' EQUITY

Statement of changes in shareholders' equity per corporate law is composed as follows:

	Thousands of Brazilian reals			
	3/31/02	Net loss for the quarter	Realization of revaluation reserves	6/30/02
Paid-up capital	901,921	-	-	901,921
Capital reserves-				
Investment grants	3,948	-	-	3,948
Treasury stock	(3,937)	-	-	(3,937)
Revaluation reserves-				
Property, plant and equipment	500,714	-	(6,987)	493,727
Subsidiaries and affiliates	164,411	-	(3,155)	161,256
Accumulated deficit	(459,999)	(193,865)	10,142	(643,722)
Total shareholders' equity	1,107,058	(193,865)	-	913,193

11. FINANCIAL INSTRUMENTS

The Company has financial instruments, which are represented by cash and cash equivalents, accounts receivable, investments, loans, swaps and debentures. The Company maintains policies and operational strategies, seeking liquidity, return and safety, as well as procedures to monitor balances, and has operated with banks that meet the requirements of financial soundness and reliability, in accordance with defined management criteria. The control policy consists of constant monitoring of contracted rates in relation to market rates.

Additionally, in order to reduce exchange variation effects, the Company contracts swap transactions (principally US dollar to CDI (Interbank Deposit Rate), in addition to receivables in US dollars in connection with exports, thus reducing its exchange exposure. The notional amount of these swap instruments, as of June 30, 2002, amounted to R$1,245,227 thousand (R$1,011,514 thousand as of March 31, 2002) equivalent to US$437,782 thousand (US$435,322 thousand in March 31, 2002), with scheduled maturities as follows:

	Thousands of Brazilian reals	
Year	6/30/02	3/31/02
2002	247,378	194,148
2003	267,563	215,881
2004	730,286	601,485
	1,245,227	1,011,514

As of June 30, 2002, the balance of the margin account related to these instruments, representing a net receivable of R$100,398 thousand (R$76,416 thousand as of March 31, 2002), of which, R$87,568 thousand was classified as current and noncurrent assets, according to the maturity dates and R$12,830 thousand was classified as loans (foreign currency - working capital and other) in liabilities, according to the specific characteristics of each swap contract.

The net exposure of the Company to the exchange rate fluctuation risk is as follows:

	Book value - Thousands of Brazilian reals	
	6/30/02	3/31/02
Cash and cash equivalents	126,154	109,632
Accounts receivable and other assets	190,706	143,497
Suppliers and other payables	(276,564)	(339,647)
Loans, net of margin account	(1,859,767)	(1,318,435)
Net liabilities	(1,819,471)	(1,404,953)
(-) Swap transactions	1,245,227	1,011,512
Net exposure	(574,244)	(393,441)

As of June 30, 2002, financial instrument book values, which significantly differ from market value, including current and long-term portions, are as follows:

	Thousands of Brazilian reals	
	Book value	Market value
Assets-		
Investment- Companhia Siderúrgica de Tubarão - CST	596,333	277,007
Liabilities-		
Loans	1,969,796	2,144,744
Debentures	251,900	300,454
Swaps	100,399	(4,655)

The market value of the investment in the jointly controlled subsidiary, Companhia Siderúrgica de Tubarão - CST, which is a permanent asset, was calculated based on the last trade on the stock market, which does not consider the "control premium" to which those shares are entitled. As a result, the quotation used is related to transactions on the stock market by minority shareholders and does not represent the price that might be obtained in a transaction involving the transfer of shareholding control.

Market value was not estimated for investments in closely held companies, which do not have shares traded in stock exchange.

Market values of loans, swaps and debentures were determined by using current interest rates available in the market for transactions under similar conditions and maturities.

Market values are calculated at a specific moment, based on available information and on Company's appraisal methodologies. Estimated amounts do not necessarily represent the realizable amounts of those assets and liabilities in the market. The use of different sources of information and appraisal methodologies could significantly affect the estimated market values.

Additionally, the Company is subject to credit risk in connection with its cash and cash equivalents, temporary cash investments, and derivatives. This risk is minimized by concentrating its financial operations in financial institutions with good rating. The Company does not have secured contracts for financial instruments. Credit risks arising from installment sales are minimized by the constant monitoring and a strict policy for granting credit. In general, guarantees are not required for installment sales. The Company has recognized a provision for credits considered to be difficult to realize by Management.

12. SALE OF INVESTMENT IN SIFCO S.A.

As mentioned in the quarterly information as of March 31, 2002, the Company entered into a purchase and sale agreement with MTP - Metalúrgica de Tubos de Precisão Ltda. ("MTP"), formerly Mannesman Tubos de Precisão Ltda., on March 11, 2002, to sell to MTP its total shares representing 99.89% of voting capital and 98.95% of total capital of Sifco. This transaction was concluded on March 28, 2002.

This transaction was carried out based on technical appraisals of Sifco's net assets, conducted by a consulting firm, whose studies and analyses indicated Sifco's negative net value of approximately R$90,000 thousand. This amount may be reduced by up to R$20,000 thousand, depending on Sifco's cash generation in 2002. This purchase and sale agreement sets forth that Sifco's liabilities in this amount shall be assumed by the Company, and paid through their respective maturities. MTP paid the Company the amount of ten Brazilian reals (R$10.00), on demand, for these shares, and fully took the responsibility for management of Sifco S.A., including its remaining liabilities, as from conclusion of the transaction.

Accordingly, the reserve recognized as of December 31, 2002 and recorded under "Restructuring liabilities" as of that date was reclassified to "Restructing assets" in March 2002.

On June 30, 2002, the remaining balance of Sifco's liabilities assumed by the Company and its subsidiary Acesita International Ltd. on the sale of the investment, deducing the payments realized up to that same date, amounts to R$48,315 thousand (R$64,168 thousand, as of March 31, 2002), according to details as follows:

	Annual interest and fees	Thousand of Brazilian reals Current portion	Long term portion	Total
Foreign currency-				
Resolution 2770 (US$10,556 thousand)	0% to 11.9%	24,621	-	24,621
Fixed rate notes (US$8,110 thousand) (*)	11%	939	22,755	23,694
		25,560	22,755	48,315

(*) Liability subject to reduction depending on the operating cash generation by Sifco S/A in 2002.

The balance assumed on March 28, 2002 by Acesita International Ltd. has been fully paid off.

13. PENSION PLAN

The Company and its subsidiary Acesita Energética Ltda. provide its employees with two pension funds, named Plano de Seguridade Acesita (former CCF Fundo de Pensão) and Acesita Previdencia Privada (ACEPREV), the principal aim of which is to provide benefits supplementary to those provided by government social security.

The Company's contributions in the quarter and semester ended on June 30, 2002 amounted to R$928 thousand and R$1,861 thousand for Aceprev and R$10 thousand and R$21 thousand for Plano de Seguridade Acesita, respectively (R$946 thousand and R$1,816 thousand, and R$8 thousand and R$12 thousand, respectively, in the quarter and semester ended on June 30, 2001).

Subsidiary Companhia Siderúrgica de Tubarão - CST sponsors the Fundação de Seguridade Social dos Empregados da Companhia Siderúrgica de Tubarão - FUNSSEST, which maintains a pension plan for its employees.

The Company and its subsidiary Companhia Siderúrgica de Tubarão - CST implemented, as of December 31, 2002, the accounting practices established by the resolution n. 371. The effect from the initial application of this resolution was recorded as a prior year adjustment, as a charge to retained earnings.

14. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

This quarterly information was prepared on the basis of accounting practices emanating from Brazilian corporate law. Certain accounting practices applied by the Company in accordance with those accounting practices in Brazil may not conform to generally accepted accounting principles in the countries where this quarterly information may be used.

Operating Performance

Production and Sales

Acesita produced 177,502 tons of steel in the second quarter and 327,594 in the first half of 2002. This is 18.3% more than in the first quarter, evidence of a return to normal operating conditions at the Timóteo mill and an end to the learning curve for the new equipment.

Total 2Q02 sales were 176 thousand tons, with higher value-added products taking an increased share. Stainless and silicon steel accounted for 60% of total 2Q02 sales, compared to 52% in 2Q01. The share of mechanical bars and carbon steel fell from 46% to 34% of total sales, in line with strategy.


Sales Mix – Volume
2Q01
Others 2%
Stainless 33%
Bars 23%
Silicon OG 5%
Silicon NOG 14%
Carbon 23%
2Q02
Stainless 40%
Others 6%
Bars 17%
Silicon OG 5%
Silicon NOG 15%
Carbon 17%

Mechanical bar production followed its planned decline to just 17% of sales in the quarter and was finally discontinued in June.

The operating performance of the new equipment and production processes had normalized by quarter-end, according to plan, after a period of lower productivity while we moved up the learning curve. The new AOD converter proved its efficiency by processing 100% of the quarter's stainless steel production. The hot strip mill, with nominal 800 thousand tons/year capacity, produced 50 thousand tons in June.

By quarter-end, with more stable operations yielding higher production, we were able to supply the domestic market and increase exports, which grew by 31% and 104% over 2Q01 and 1Q02, respectively. Stainless steel exports totaling 31.5 thousand tons, of which 17 thousand tons in June alone, were a record and were 107% higher than in 1Q02. The Company forecasts stainless steel exports for 2002 of close to 140 thousand tons.

The change in product mix will be even more strongly felt in the second half of 2002, when the mill will be running at full capacity in its new configuration. The plan is for about 80% of total production to be in the form of stainless or silicon steel, higher value-added products that leave the Company a better margin. These products already account for over 80% of the Company's net revenues.



Sales Volume
(1,000 t)
2Q02
1Q02
4Q01
3Q01
2Q01
1Q01
71 35 30 176
57 34 29 150
62 33 22 148
77 38 38 196
61 34 43 184
63 34 33 176
Net Revenue
(R$ million)
236 64 366
184 60 302
197 61 311
243 67 384
182 58 312
188 54 306
Stainless
Silicon Steel
Carbon & Alloys
Bars
Others

Markets and Prices

The local market for specialty steel in first half 2002 was stable, reflecting conditions in the domestic economy, which failed to produced the expected growth. International demand is growing steadily, especially in Europe. Higher international prices also have an impact on the domestic market, where prices tend to track international prices.

Price recovery, the positive effect of the Real depreciation on exports and the improved 2Q02 sales mix all contributed to a 19% increase in Acesita's average prices, compared with first half 2001, to R$2,391/ton.

Net Operating Revenue

As the learning curve for the new equipment was put behind us, Acesita started increasing stainless steel production, in accordance with its strategy of focusing on higher value-added products. 2Q02 revenues from stainless steel sales increased 30% year-over-year to R$236 million, or 64% of the Company's 2Q02 net revenue. This was the result of higher sales volume (17% growth) and better average prices.

During the quarter, Acesita increased exports of silicon steel, which it had reduced earlier in the year due to strong domestic demand. Net revenue from OG and NOG silicon steel sales grew 10% to R$64.5 million in the quarter, as the result of better prices and a 5.5% volume increase over 2Q01.

Carbon alloyed steel accounted for a smaller share in Acesita's sales mix and revenues, in line with the Company's strategy of being totally focused on producing and selling specialty flat steel products with higher added value.

Revenue from mechanical bar sales accounted for only 7% of net revenue in 2Q02. This line has been steadily cut back until it was discontinued in June. Sales for the quarter totaled 29.7 thousand tons, a 30% year-over-year reduction. The liquid steel capacity that used to be allocated to this production line will now be directed towards producing higher value-added products.

All of the above-mentioned factors contributed to a 17% increase in 2Q02 net operating revenue to R$366.7 million.

Gross Profit

The 22.4% 2Q02 depreciation of the Real increased the Company's dollar-linked costs and put pressure on the Cost of Goods Sold. On the other hand, the Company has a natural hedge for its foreign currency costs in the form of its increased capacity to produce and export stainless steel.

Acesita generated R$ 81.8 million in gross profit in 2Q02, with a 22% gross margin, 5 basis points higher than the 1Q02 margin. This confirms the return to normal operating conditions after the Company's restructuring, with emphasis on the higher margin products. This level of gross margin puts Acesita on a par with the most efficient stainless producers in the world.

Operating Cash Flow - EBITDA

The strong 2Q02 operating performance drove EBITDA (earnings before interest, tax, depreciation and amortization) to a 54% recovery over the previous quarter to R$72.9 million and a 20% EBITDA margin. EBITDA was 6% up on 2Q01. The ability to generate cash was still somewhat restricted by the final stages of the changes in the Company's industrial profile. Nevertheless, Acesita's new cash generating potential can be judged from the R$27 million generated in June alone.

Net Revenue and EBITDA Margin



21.4%
22.1%
23.2%
19.0%
15.7%
19.9%
306
312
384
311
302
367
1Q01
2Q01
3Q01
4Q01
1Q02
2Q02
Net Revenues (R$ million)
EBITDA Margin

Financial Result

The second quarter saw a 22.4% depreciation of the Real against the dollar, causing exchange losses on dollar liabilities. Net financial expenses were R$196.2 million, of which 62%, or R$121.2 million, referred to net exchange losses, representing, however, accounting losses rather than immediate cash outflows.

Exchange losses on foreign currency liabilities were mitigated by Acesita's hedge policy. Only 31.6% of net foreign currency liabilities were exposed to currency risk and, even then, most of the exposure was in the form of debt collateralized by export receivables and thus naturally hedged.

The US$ 74 million increase in total debt reflects the final disbursements of Acesita's financing of its strategic investment plan. In addition, certain import finance lines from overseas suppliers were temporarily substituted by bank finance. With the restructuring behind it, the Company will now concentrate on reducing financial leverage and will count upon the support of its controlling shareholders to find the best way to re-engineer its capital structure.

Net Income

Acesita's loss for the quarter was R$193.8 million, primarily the result of the exchange losses on its foreign currency debt.

The quarter's results also suffered the impact of R$38.2 million in negative equity income from affiliates, of which R$ 25.3 million from a direct and indirect participation in Companhia Siderúrgica de Tubarão.

Capital Expenditures

Capital expenditures for the quarter totaled R$ 17.9 million and R$ 38.9 million for the first half of the year. From the total of US$ 100 million capital expenditures planned to be used in strategical investments during the period 2001/2002, US$ 92.8 million were disbursed until June 30, 2002.

Acesita's operating restructuring is now completed and the Company does not intend to make any new capital outlays except those necessary to keep the Company competitive.

Outlook

Mechanical bar production has been discontinued and the new equipment fully mastered. Acesita will now be able to allocate all of its liquid steel production to higher value-added products, such as stainless and silicon steel. The mill is expected to operate at full capacity in these products during the second half of the year, generating more cash and higher margins. The July highlights confirm the more optimistic forecasts for the rest of the year.

Despite the vulnerabilities of the world economy, Acesita expects to continue increasing exports, while, at the same time, keeping the domestic market well supplied.

Escritórios / Offices

São Paulo
Rua Bela Cintra, 881
01415-910 - São Paulo, SP
Tel (11) 3150 1800
Fax (11) 3258 8456

Belo Horizonte
Rua Paraiba, 1122 - 20°
30130-141 - Belo Horizonte, MG
Tel (31) 3262 0445
Fax (31) 3262 0446

Brasília
SCN Quadra 1 - Bloco C, 85 - 18°
70710-902 - Brasília, DF
Tel (61) 327 4011
Fax (61) 327 3891

Campinas
Rua José Inocêncio de Campos, 153 - 5°
13024-230 - Campinas, SP
Tel (19) 3753 3800
Fax (19) 3253 4418

Curitiba
Rua Carneiro Lobo, 468 - 11°
80240-240 - Curitiba, PR
Tel (41) 243 7573
Fax (41) 244 4587

Fortaleza
Av. Des. Moreira, 2120 - S/ 201/202
60170-002 - Fortaleza - CE
Tel (85) 264 7050
Fax (85) 264 7050

Porto Alegre
Av. Carlos Gomes, 651 6°
90480-003 - Porto Alegre, RS
Tel (51) 3328 8995
Fax (51) 3328 8997

Recife
Rua Padre Carapuceiro, 733 - 11°
51020-280 - Recife, PE
Tel (81) 3465 8080
Fax (81) 3465 8080

Rio de Janeiro
Av. Presidente Wilson, 231 - 22°
20030-021 - Rio de Janeiro, RJ
Tel (21) 2524 1281
Fax (21) 2220 3876

Salvador
Av. Tancredo Neves, 1283 - 4°
41820-021 - Salvador, BA
Tel (71) 341 4454
Fax (71) 341 0541

Deloitte Touche Tohmatsu

www.deloitte.com.br